811-6463

[redacted]

AIM INVESTMENTS

08015169

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

40-33

SEC
Mail Processing
Section

JAN 23 2008

Washington, DC
101

January 15, 2008

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of an ***Order*** regarding *Edmund Woodbury, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-011508SEC.doc
011408 jc

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL INC., A I M INTERNATIONAL FUNDS, INC., and A I M ADVISORS, INC., Defendants.	)	Cause No. 03-L-1253 FILED JAN 08 2008 CLERK OF CIRCUIT COURT THIRD JUDICIAL CIRCUIT MADISON COUNTY, ILLINOIS

ORDER

This Cause was heard on September 26, 2007. The Defendants, T. Rowe Price International Funds, Inc's, T. Rowe International Inc's, AIM International Funds, Inc.'s, and AIM Advisors, Inc's, pursuant to 735 ILCS §§ 5/2-615 and 2-619 filed Motions to Dismiss Plaintiffs' Complaint on the grounds that it is precluded by the Securities Litigation Uniform Standards Act of 1998 (SLUSA).

SLUSA bars securities fraud class actions based on state law. Specifically, SLUSA provides:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in an State or Federal court by any private party alleging – (1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or (2) that the defendant used or employed any manipulative or deceptive contrivance in connection with the purchase or sale of a covered security."

15 U.S.C. § 77p(b). The Court must examine the Plaintiffs' allegations to determine whether SLUSA bars any of the claims asserted in this case. Moreover, a plaintiff cannot

evade SLUSA's bar through so-called "artful pleading" — simply steering clear of words like fraud, misrepresentation, omission or the like.

In their First Amended Complaint, Plaintiffs allege one negligence count and one willful and wanton count against each of the defendants. Plaintiffs allege that Defendants negligently or recklessly permitted market timing in the Funds. Plaintiffs allege that "[i]n undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession." See e.g., Plaintiffs' First Amended Complaint ¶ 70. As a result, Plaintiffs contend, "it thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession." See e.g., ¶ 71. Plaintiffs further allege that [d]efendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the [Defendants' fund] and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange." See e.g., ¶ 72. Plaintiffs allege that Defendants breached their duties by: "i. failing to properly evaluate on a daily basis whether a significant event affecting the value of [Defendants'] portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices; ii failing to implement [Defendants'] portfolio valuation and share pricing policies and procedures; and iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of [Defendants'] shares at the expense of long term shareholders." See e.g., ¶ 73 i-iii. Plaintiffs also allege that Defendants acted willfully and wantonly, "[w]ith utter indifference and conscious disregard for [Plaintiffs'] investment and the investment of similarly situated fund owners." See e.g., ¶ 77.

Defendants contend that Plaintiffs' allegations regarding the calculation of a fund's net asset value or share price are allegations of a "misrepresented" price because they concern the value of a security. However, Plaintiffs have alleged that the execution of a market timer's trade orders is what injures them, independently of any publication of — and thus any representation or misrepresentation of — the price of a share.

Plaintiffs have alleged (and Defendants do not dispute) that investors are required to place orders for the purchase and sale of mutual funds shares before the markets close and that a mutual fund's net asset value and share price are calculated after the close of the market, at which time trade orders are executed at the new share price.

Plaintiffs have alleged that Defendants were negligent for permitting market timing in the funds which Defendants could have prevented by means (for instance, restricting short-term trading or postponing the execution of trade orders by one day) that have nothing to do with the daily NAV or share price.

The substance of Plaintiffs' claims are not that they would have purchased Defendants' mutual funds but for some misrepresentation, untrue statement, failure to disclose or the employment of some manipulative or deceptive device or contrivance by Defendants. The substance of Plaintiffs' claims is that Defendants negligently or recklessly permitted market timing in the Funds and that the return on their investments would have been greater but for Defendants' negligence or recklessness. SLUSA does not bar such claims.

Defendants attempt to stitch together assorted allegations from Plaintiffs' Complaint in an attempt to demonstrate their contention that Plaintiffs have alleged fraud. But just as Plaintiffs may not artfully plead a securities fraud claim by eschewing the kinds of words that would indisputably trigger SLUSA's bar, Defendants also may not artfully reconstruct Plaintiffs' allegations to fabricate securities fraud claims Plaintiffs have not asserted. "While this Court is mindful that plaintiff may not escape SLUSA preemption through artful pleading meant to disguise allegations of misstatements or omissions, it is similarly mindful that defendant may not recast plaintiff's Complaint as a securities fraud class action so as to have it preempted by SLUSA." *Paru v. Mutual of America Life Ins. Co.*, 2006 WL 1292828 at *3 (S.D.N.Y. 2006).

For all of the foregoing reasons, it is hereby ORDERED that Defendants' Motions to dismiss the First Amended Complaint are DENIED.

1-8-08
DATE

[signature]
JUDGE RALPH MENDELSOHN

END